Securities and Exchange Commission
March 24, 2010

CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, DC  20004

March 24, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-7010

Attn:	Sondra Synder

Re:	CYIOS Corporation
File No. 0-27243

Dear Mrs. Synder:

Per our phone conversation, we are prepared to file our amended Form 10-K/A for the year ended December 31, 2007 and the forms 10-Q/A for the quarters ended March 31, 2008, June 30, 2008, September 30, 2008, March 31, 2009, and September 30, 2009 of CYIOS Corporation (the “Company”).

In our 10-K for the year ended 2009, item 8-A, we intended to include the word “internal” before the word “control” in the sentence below:

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Timothy Carnahan

Timothy Carnahan
Chief Executive Officer and President